Exhibit 99.2

Perceptive Life Sciences Master Fund Ltd. 499 Park Avenue, 25th Floor New York, NY 10022	Tang Capital Partners, LP 4401 Eastgate Mall San Diego, CA 92121

January 12, 2009

VIA HAND DELIVERY AND ELECTRONIC MAIL (Investor@penwest.com)

Nominating and Governance Committee
c/o Corporate Secretary
Penwest Pharmaceuticals Co.
39 Old Ridgebury Road, Suite 11
Danbury, Connecticut 06810-5120

Re:     Recommendations for Nominees for Election as Directors at the 2009
Annual Meeting of Shareholders of Penwest Pharmaceuticals Co.

Ladies and Gentlemen:

Perceptive Life Sciences Master Fund Ltd., a Cayman Islands company (“Perceptive”), and its affiliates collectively control 6,729,208 shares of the common stock, $0.001 par value per share (the “Common Stock”), of Penwest Pharmaceuticals Co. (the “Company”) and have beneficially held 5% of more of the Common Stock for at least fourteen months.  Tang Capital Partners, LP, a Delaware limited partnership (“TCP” and, together with Perceptive, the “Investors”), and its affiliates collectively control 5,140,196 shares of Common Stock and have beneficially held 5% of more of the Common Stock for at least two months.  Please refer to Exhibits A and B, attached hereto, for detailed information regarding the Investors’ holdings.  Collectively, the Investors beneficially own 11,869,404 shares of Common Stock, or 37.5% of the outstanding shares of Common Stock, based on the number of shares reported outstanding by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

The Investors believe that it would serve the best interests of the Company and its shareholders for the Nominating and Governance Committee of the Company (the “Committee”) to consider nominating the following three candidates to the Board of Directors of the Company (the "Board") at the 2009 Annual Meeting of Shareholders of the Company (the “2009 Annual Meeting”):

1.	Joseph Edelman
2.	Kevin C. Tang
3.	Andrew D. Levin, M.D., Ph.D.

Biographical and background materials relating to each proposed candidate are set forth in Exhibits C through E attached hereto.  In addition, the candidates are prepared to complete any D&O questionnaire reasonably requested by the Company in connection with their nomination as directors.

Pursuant to the guidelines outlined in the Company’s public filings with the Securities and Exchange Commission, the Investors are hereby submitting these three candidates to the Committee for review and consideration.  All three candidates meet the criteria and attributes said to be considerations for the Company’s Nominating and Corporate Governance Committee as described in the Company’s Corporate Governance Guidelines, adopted February 11, 2004, and in the Company’s proxy statement for its 2008 Annual Meeting of Shareholders, including:

Nominating and Governance Committee
Penwest Pharmaceuticals Co.

•	An absence of factors that would preclude the Board from making a determination that the candidates are independent directors as defined in Rule 4200(a)(15) of the rules of the NASDAQ Stock Market.

•	An absence of a relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

•
A limited number of other public company boards on which he or she serves so that he or she is able to devote adequate time to his or her duties to the Company, including preparing for and attending meetings.

•	Reputation for integrity, honesty and adherence to high ethical standards.

•
Demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the Company’s current and long-term objectives and willingness and ability to contribute positively to the Board’s decision-making process.

•	Commitment to understanding the Company’s business and industry and to regularly attend and participate in board and committee meetings.

•
Ability to understand the sometimes conflicting interests of the various constituencies of the Company, which include shareholders, employees, customers, governmental units, creditors and the general public, and to act in the interest of all shareholders.

•
An absence of conflicts of interests, or the appearance of conflicts of interest, that would impair the nominee’s ability to represent the interests of all shareholders and to fulfill the responsibilities of a director.

•	Ability to serve for at least a minimum of one full term before reaching the age of 70.

In addition, we believe that the backgrounds and qualifications of these nominees, when considered as a group with the other directors of the Company, will provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.  Moreover, the affiliation of each of the candidates with a holder of significant shares of the Company will align their interests with those of shareholders generally.

In a separate letter to the Corporate Secretary of the Company, the Investors are simultaneously submitting a notice of their intention to nominate these candidates for election as directors at the 2009 Annual Meeting (the “Notice”).  If the Board determines to nominate any of the proposed candidates, recommends his election and includes his name in the proxy card for the 2009 Annual Meeting, the Investors would not nominate such candidate at the 2009 Annual Meeting.  If we do not hear from you by the close of business on January 31, 2009, we will pursue any and all courses of action that we determine to be appropriate for the election of our nominees at the 2009 Annual Meeting.

Nominating and Governance Committee
Penwest Pharmaceuticals Co.

Please address any correspondence or questions to Perceptive Advisors LLC, Attention: Joseph Edelman, telephone (646) 205-5300, facsimile (212) 501-7638 (with a copy to Tannenbaum Helpern Syracuse & Hirschtritt LLP, 900 Third Avenue, New York, New York 10022-4401, Attention: James Rieger, Esq., telephone (212) 508-6728, facsimile (646) 390-6916) and Tang Capital Management, LLC, Attention: Kevin C. Tang, telephone (858) 200-3830, facsimile (858) 200-3837 (with a copy to Cooley Godward Kronish LLP, 4401 Eastgate Mall, San Diego, CA  92121, Attention: Ethan E. Christensen, Esq., telephone (858) 550-6076, facsimile (858) 550-6420).

Very truly yours,

Perceptive Life Sciences Master Fund Ltd.
by: Perceptive Advisors LLC, its investment manager

/s/ Joseph Edelman
Joseph Edelman
Managing Member

Tang Capital Partners, LP
By:  Tang Capital Management, LLC, its general partner

By:	/s/ Kevin C. Tang
Kevin C. Tang
Managing Director

cc:           Ms. Jennifer L. Good (via electronic mail)
Chief Executive Officer
Penwest Pharmaceuticals Co.

James Rieger, Esq. (via electronic mail)
Tannenbaum Helpern Syracuse & Hirschtritt LLP
900 Third Avenue
New York, New York 10022-4401

Ethan E. Christensen, Esq. (via electronic mail)
Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121

EXHIBIT A

SCHEDULE 13D/A FILED WITH THE SEC BY PERCEPTIVE ON JANUARY 12, 2009

EXHIBIT B

SCHEDULE 13D FILED WITH THE SEC BY TCP ON JANUARY 12, 2009

EXHIBIT C

Name of Nominee: Joseph Edelman
Age of Nominee: 53
Address of Nominee:  499 Park Avenue, 25th Floor, New York, New York 10022
Beneficial ownership of Nominee:

Perceptive Advisors LLC, a Delaware limited liability company (the "Investment Manager"), in its capacity as investment manager of Perceptive Life Sciences Master Fund Ltd., a Cayman Islands company (the "Fund"), and to several managed accounts (the “managed accounts”), has sole power to vote and dispose of the shares of Common Stock held by the Fund and the managed accounts.  The Fund and the managed accounts are the record owners of 6,452,546 and 276,662 shares of Common Stock, respectively.  Mr. Edelman is the Chief Executive Officer and Portfolio Manager of the Investment Manager and has voting and dispositive power over such shares.

Business Experience, Background and Directorships of the Nominee:
Joseph Edelman, 53, is the Chief Executive Officer and Portfolio Manager of Perceptive Advisors, LLC, an investment firm focused on health care with a particular emphasis in biotechnology companies.  He founded the firm in 1999.  Prior to that he was Senior Analyst at Paramount Capital from 1994 to 1999, and was the Senior Biotechnology Analyst at Prudential Securities from 1990 to 1994.  Mr. Edelman received his B.A. in Psychology from the University of California, San Diego, and an M.B.A. in Marketing from New York University.

Mr. Edelman would not be disqualified from being an independent director as a result of any of the factors specified in Rule 4200(a)(15) of the rules of the NASDAQ Stock Market.  Accordingly, the Board should determine that Mr. Edelman has no relationship that would interfere with his exercise of independent judgment in carrying out his responsibilities as a director and is accordingly independent.  Mr. Edelman has a reputation for integrity, honesty and adherence to high ethical standards.  Mr. Edelman has demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Company and should be willing and able to contribute positively to the decision-making process of the Company. Mr. Edelman has a commitment to understand the Company and its industry and to regularly attend and participate in meetings of the Board and its committees. He has the interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company, which include shareholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all shareholders.  Additionally, Mr. Edelman has an absence of any conflicts of interests, or the appearance of any conflicts of interest, that would impair his ability to represent the interests of all shareholders and to fulfill the responsibilities of a director.

EXHIBIT D

Name of Nominee: Kevin C. Tang
Age of Nominee: 41
Address of Nominee:  4401 Eastgate Mall, San Diego, California 92121
Beneficial ownership of Nominee:

Kevin C. Tang has voting and dispositive power over 5,140,196 shares of the Issuer’s common stock, comprising 4,841,196 shares held by Tang Capital Partners, LP, 147,500 shares held by the Tang Family Trust, for which Kevin C. Tang serves as co-trustee, 77,500 shares owned by the Tang Advisors, LLC Profit Sharing Plan, a qualified retirement plan for employees of Tang Advisors, LLC, for which Kevin C. Tang serves as trustee and is a participant, 37,500 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), and 36,500 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”).  Mr. Tang is the Managing Director of the general partner of Tang Capital Partners, LP.

Business Experience, Background and Directorships of the Nominee:
Kevin C. Tang, 41, is the Managing Director of Tang Capital Management, LLC, an investment firm focused on the health care industry that he founded in August 2002.  From September 1993 to July 2001, Mr. Tang held various positions at Deutsche Banc Alex. Brown, Inc., an investment banking firm, most recently serving as Managing Director and head of the firm’s life sciences research group.  Mr. Tang currently serves as a director of Ardea Biosciences, Inc. and serves on the board of two privately held companies.  Mr. Tang received his B.S. degree in Psychology from Duke University.

Mr. Tang would not be disqualified from being an independent director as a result of any of the factors specified in Rule 4200(a)(15) of the rules of the NASDAQ Stock Market.  Accordingly, the Board should determine that Mr. Tang has no relationship that would interfere with his exercise of independent judgment in carrying out his responsibilities as a director and is accordingly independent.  Mr. Tang has a reputation for integrity, honesty and adherence to high ethical standards.  Mr. Tang has demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Company and should be willing and able to contribute positively to the decision-making process of the Company. Mr. Tang has a commitment to understand the Company and its industry and to regularly attend and participate in meetings of the Board and its committees. He has the interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company, which include shareholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all shareholders.  Additionally, Mr. Tang has an absence of any conflicts of interests, or the appearance of any conflicts of interest, that would impair his ability to represent the interests of all shareholders and to fulfill the responsibilities of a director.

EXHIBIT E

Name of Nominee: Andrew D. Levin, M.D., Ph.D.
Age of Nominee: 32
Address of Nominee:  4401 Eastgate Mall, San Diego, California 92121
Beneficial ownership of Nominee:

Andrew D. Levin, M.D., Ph.D. does not have voting or dispositive power or hold of record any shares of Common Stock.  Dr. Levin is a participant in the Tang Advisors, LLC Profit Sharing Plan, a qualified retirement plan for employees of Tang Advisors, LLC, for which Kevin C. Tang serves as trustee, which holds 77,500 shares of Common Stock.

Business Experience, Background and Directorships of the Nominee:
Andrew D. Levin, M.D., Ph.D., 32, has served as a Principal at Tang Capital Management, LLC, an investment firm focused on the health care industry, since April 2008.  From July 2007 to April 2008, Dr. Levin served as a Business Development Manager at Genzyme Corporation, a pharmaceutical company.  Dr. Levin received a B.S.E. degree in Mechanical Engineering from Princeton University, a Ph.D. in Bioengineering from the Massachusetts Institute of Technology and an M.D. from Harvard Medical School.

Dr. Levin would not be disqualified from being an independent director as a result of any of the factors specified in Rule 4200(a)(15) of the rules of the NASDAQ Stock Market.  Accordingly, the Board should determine that Dr. Levin has no relationship that would interfere with his exercise of independent judgment in carrying out his responsibilities as a director and is accordingly independent.  Dr. Levin has a reputation for integrity, honesty and adherence to high ethical standards.  Dr. Levin has demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Company and should be willing and able to contribute positively to the decision-making process of the Company. Dr. Levin has a commitment to understand the Company and its industry and to regularly attend and participate in meetings of the Board and its committees. He has the interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company, which include shareholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all shareholders.  Additionally, Dr. Levin has an absence of any conflicts of interests, or the appearance of any conflicts of interest, that would impair his ability to represent the interests of all shareholders and to fulfill the responsibilities of a director.